Exhibit (a)(18)

CITATION:  Central GoldTrust v. Sprott Asset Management, 2015 ONSC 4888
COURT FILE NO.:  CV-15-11009-00CL
DATE:  20150731

SUPERIOR COURT OF JUSTICE - ONTARIO

RE:	Central GoldTrust and Silver Bullion Trust, Applicants

AND:

Sprott Asset Management Gold Bid LP, Sprott Asset Management Silver Bid LP, Sprott Asset Management LP, Sprott Physical Gold Trust and Sprott Physical Silver Trust, Respondents

BEFORE:	Mr. Justice H.J. Wilton-Siegel

COUNSEL:	R. W. Staley, D.J. Bell, A.P. Gardner and K. Hanc, for the Applicants

P. Howard and A. Kreaden, for the Respondents

HEARD:	July 29, 2015

ENDORSEMENT

[1]               In this proceeding, Central GoldTrust and Silver Bullion Trust (collectively, the “applicants”) seek certain declarations and injunctive relief in respect of takeover bids commenced by Sprott Asset Management Gold Bid LP and Sprott Asset Management Silver Bid LP. In a cross-application, these latter parties, together with the remaining respondents (collectively, the “respondents”), seek certain declarations relative to actions of the boards of trustees of each of the applicants.

The Parties

[2]               Central GoldTrust (“CGT”) is a single purpose trust which invests primarily in long-term holdings of gold bullion. CGT was established in April 2003. It is governed by an amended and restated declaration of trust dated April 24, 2008 as amended by Amendment No. 1 dated June 24, 2015 (the “CGT Amendment”) (collectively, the “CGT Declaration of Trust”). The units of CGT trade on the Toronto Stock Exchange and the NYSE MKT. The administrator of CGT is Central Gold Managers Inc. (the “CGT Administrator”) pursuant to an administrative services agreement between CGT and the CGT Administrator dated April 28, 2003. The trustees of CGT are Brian Felske (“Felske”), Glenn Fox (“Fox”), Bruce Heagle (“Heagle”), Ian McAvity (“McAvity”), Michael Parente (“Parente”), Jason Schwandt (“Schwandt”) and Stefan Spicer (“Spicer”) (in such capacities, collectively, the “CGT Board”).

[3]               Silver Bullion Trust (“SBT”) is a single purpose trust which invests primarily in long-term holdings of gold bullion. SBT was established in July 2009. It is governed by an amended

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and restated declaration of trust dated July 9, 2009 as amended by Amendment No. 1 dated June 24, 2015 (the “SBT Amendment”) (collectively, the “SBT Declaration of Trust”). The units of SBT trade on the TSX and on the over-the-counter market in the United States. The administrator of SBT is Silver Administrators Ltd. (the “SBT Administrator”) pursuant to an administrative services agreement between SBT and the SBT Administrator dated June 8, 2009 [sic]. The trustees of SBT are also Felske, Fox, Heagle, McAvity, Parente, Schwandt, and Spicer (in such capacities, collectively, the “SBT Board”). The CGT Declaration of Trust and the SBT Declaration of Trust are herein referred to collectively as the “Declarations of Trust”.

[4]               Sprott Asset Management Gold Bid LP (“Sprott Gold”) is a limited partnership established under the laws of Ontario. The sole limited partner of Sprott Gold is Sprott Asset Management LP (“SAM”). The general partner of Sprott Gold is Sprott Asset Management Gold Bid GP Inc., a corporation incorporated under the laws of Ontario which is a wholly owned subsidiary of SAM.

[5]               Sprott Asset Management Silver Bid LP (“Sprott Silver”) is a limited partnership established under the laws of Ontario. The sole limited partner of Sprott Silver is SAM. The general partner of Sprott Silver is Sprott Asset Management Silver Bid GP Inc., a corporation incorporated under the laws of Ontario which is a wholly owned subsidiary of SAM.

[6]               Sprott Physical Gold Trust (“Sprott Gold Trust”) is a business trust established on August 28, 2009 which is governed by the laws of Ontario. The units of Sprott Gold Trust trade on the Toronto Stock Exchange and the NYSE Arca.

[7]               Sprott Physical Silver Trust (“Sprott Silver Trust”) is a business trust established on June 30, 2010 which is governed by the laws of Ontario. The units of Sprott Silver Trust trade on the Toronto Stock Exchange and the NYSE Area.

[8]               Polar Securities Inc. is a fund manager that advises North Pole Capital Master Fund (“NPCMF”), an offshore hedge fund that currently owns approximately 10% of the outstanding units of SBT and approximately 6% of the outstanding units of CGT.

[9]               Pekin Singer Strauss Asset Management Inc. (“Pekin”) is an investment corporation that currently owns approximately 6.4% of the outstanding units of CGT.

The Advance Notice By-Laws

[10]           On March 31, 2015, the CGT Board adopted an advance notice by-law that included a provision requiring advance notice to CGT in certain circumstances where unitholders propose to nominate persons for election to the board of trustees of CGT (the “CGT Advance Notice By-Law”). On April 22, 2015, the SBT Board adopted a substantively identical advance notice by-law in respect of SBT (the “SBT Advance Notice By-Law” and, collectively with the CGT Advance Notice By-Law, the “Advance Notice By-Laws”). The Advance Notice By-Laws were approved at the annual and special meetings of unitholders of CGT and SBT described below by 91% and 97% of the units voted at such meetings, respectively.

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[11]           The Advance Notice By-Laws require timely notice to the CGT Board and the SBT Board, as applicable, of a unitholder’s intention to propose any individuals for election as trustees together with certain information regarding such individuals and the nominating unitholder.

[12]           The Advance Notice By-Laws were adopted by the CGT Board and the SBT Board in response to actions taken by Polar to seek to change the composition of the board of directors of CGT and of SBT at the annual and special meetings of unitholders of CGT and SBT held on May 1, 2015 and May 20, 2015, respectively.

[13]           Pursuant to a requisition of Polar, in the case of SBT, and a request of Polar, in the case of CGT as it held less than 10% of the outstanding units of CGT, the unitholders of CGT and . SBT also voted at the annual and special meetings of unitholders described above on a proposal to change the redemption rights of unitholders. The Declarations of Trust provide for redemption of CGT and SBT units for a cash amount per unit equal to the lesser of 90% of the “market price” and 100% of the “closing market price”, as such terms are defined therein. Polar sought to amend the redemption rights to provide for redemption: (1) for bullion held by each trust equal to 100% of the net asset value (“NAV”) of the units redeemed; and (2) for cash at the option of the unitholder for the lesser of 95% of the reported month-end NAV per unit and a five-day weighted average market price. These resolutions were rejected by the unitholders of CGT and SBT by votes of 68% and 67%, respectively. Polar was also unsuccessful in its efforts to change the trustees of CGT and SBT.

The Sprott Take-Over Bids

[14]           On April 23, 2015, Sprott issued a press release announcing its intention to make unsolicited bids to acquire all of the outstanding units of CGT and SBT.

[15]           The proposed bid to acquire units of CGT (the “Sprott Gold Bid”) was made pursuant to an offer to purchase and take-over bid circular of Sprott Gold dated May 27, 2015 (the “Sprott CGT Offer Circular”). The offer period under the Sprott Gold Bid has been extended to August 7, 2015.

[16]           The proposed bid to acquire units of SBT (the “Sprott Silver Bid”) was made pursuant to an offer to purchase and take-over bid circular of Sprott Silver dated May 27, 2015 (the “Sprott SBT Offer Circular”). The offer period under the Sprott Silver Bid has also been extended to August 7, 2015.

[17]           The Sprott Gold Bid and the Sprott Silver Bid (collectively, the “Sprott Bids”) contemplate an exchange of units of CGT and SBT for units of Sprott Gold Trust or Sprott Silver Trust, respectively, on a NAV for NAV basis.

[18]           The Sprott Bids are structured to permit unitholders to tender the CGT units or SBT units into the Sprott Bids for units of Sprott GoldTrust and Sprott Silver Trust, respectively, or to redeem their units for units of Sprott Gold Trust or Sprott Silver Trust, respectively, pursuant to a proposed merger transaction between CGT and Sprott Gold Trust, or between SBT and Sprott Silver Trust, as the case may be (the “Merger Transactions”). It is anticipated that, to the extent

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any unitholders accept the Sprott Bids, a significant proportion of the accepting unitholders will choose the Merger Transactions in order to obtain more favourable tax consequences.

[19]           Broadly, the Merger Transactions contemplate multi-stage transactions having the following steps:

1.	CGT and SBT units not subject to the Merger Transactions will be taken up and purchased by Sprott Gold and Sprott Silver, respectively;

2.	Sprott Gold and Sprott Silver will exercise certain powers of attorney executed by tendering unitholders described below to execute certain Special Resolutions, as defined in the Declarations of Trust, which authorize them, among other things, to execute merger agreements between CGT and Sprott Gold Trust, and between SBT and Sprott Silver Trust, respectively, that give effect to the Merger Transactions and to elect new boards of trustees for each of CGT and SBT;

3.	Sprott Gold and Sprott Silver will cause CGT and SBT to implement the Merger Transactions pursuant to which CGT will transfer its assets to Sprott Gold Trust in return for units of Sprott Gold Trust and the assumption of CGT’s liabilities, and SBT will transfer its assets to Sprott Silver Trust in return for units of Sprott Silver Trust and the assumption of SBT’s liabilities, respectively, in each case exclusive of the administration agreement pertaining to the trust; and

4.	the boards of trustees of CGT and SBT, respectively, will cause CGT and SBT to amend the compulsory acquisition provisions contained in section 13.6 of the Declarations of Trust to permit a compulsory acquisition of the units of CGT and SBT upon deposit of more than 66 2/3% of the outstanding units of CGT and SBT, respectively, pursuant to the Sprott Bids and to redeem all of the units of CGT and SBT respectively (subject to retention of one unit by Sprott Gold Trust and by Sprott Silver Trust of CGT and SBT, respectively) in exchange for a distribution to the unitholders of the units of Sprott Gold Trust and Sprott Silver Trust, respectively, received pursuant to the Merger Transactions in step 3 above.

The complete text of the Special Resolutions to be executed by Sprott Gold pursuant to the powers of attorney referred to above is set out in Schedule A to this Endorsement. The Special Resolutions to be executed by Sprott Silver are substantially identical.

[20]           In order to effect the Merger Transactions, Sprott Gold and Sprott Silver must amend section 13.6 of the CGT Declaration of Trust and the SBT Declaration of Trust, respectively, to provide that each of CGT and SBT can exercise compulsory acquisition rights if 66 2/3% of the outstanding units of CGT or SBT, respectively, are tendered pursuant to the Sprott Bids. The current threshold for compulsory acquisition rights is 90% pursuant to the June 24 Amendments (as defined below). In addition, Sprott Gold and Sprott Silver require the ability to cause CGT

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and SBT to enter into the merger agreements contemplated in step 2 above and to complete the Merger Transactions as contemplated in step 3 above.

[21]           The Sprott Bids require that each tendering unitholder under the Sprott Bids execute a letter of transmittal (collectively, the “Letters of Transmittal”). The Letters of Transmittal contain a form of power of attorney or proxy, which is set out in paragraphs 12 and 13 therein (the “Powers of Attorney”) and gives Sprott Gold and Sprott Silver the power to implement the transactions and to take the actions set out above. The form of the Powers of Attorney is attached as Appendix B to this Endorsement.

The Response of the Trustees to the Sprott Bids

[22]           In response to the Sprott Bids, Special Committees of the CGT Board and the SBT Board (the “Special Committees”), that had been established earlier to review the Polar proposals, considered the Sprott Bids with assistance from legal and financial advisors. The Special Committees recommended that the CGT Board and the SBT Board reject the applicable Sprott Bids.

[23]           On June 9, 2015, the CGT Board and the SBT Board issued their respective Trustees’ Circulars (the “Trustees’ Circulars”). In each case, the directors who are treated as independent directors of the CGT Board and the SBT Board unanimously recommended that the unitholders of CGT and SBT reject the applicable Sprott Bids.

[24]           On June 24, 2015, the CGT Board resolved to amend the CGT Declaration of Trust, and the SBT Board resolved to amend the SBT Declaration of Trust, in two respects: (1) to require that the compulsory acquisition provisions in section 13.6 of the applicable Declaration of Trust may not be amended unless such amendment is approved by unitholders holding at least 90% of the outstanding units (the “Compulsory Acquisition Threshold Amendments”); and (2) to provide that unitholders may tender their units for redemption for a cash amount per unit equal to 95% of the average NAY per unit as determined under the applicable Declaration of Trust (the “Redemption Price Amendments”). These Amendments are herein collectively referred to as the “June 24 Amendments”.

The Issues

[25]           The parties have raised nine issues in this proceeding that will be addressed in turn after addressing the jurisdiction of the Court and setting out three general observations.

Jurisdiction of the Court

[26]           The applicants seek declaratory orders of the Court and injunctive relief in the exercise of its authority under section 101 of the Courts of Justice Act, R.S.O. 1990, c.C-34 and Rule 14.05 of the Rules of Civil Procedure. In addition, the applicants seek an order under section 105 of the Securities Act, R.S.O. 1990, c. S.5 in respect of alleged non-compliance by the Sprott Bids with section 98.1 of that statute.

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General Observations

[27]           The following three general observations inform the conclusions below regarding each of the issues addressed in this Endorsement in addition to the specific reasons set out below.

[28]           First, the parties dispute the proper characterization of the Sprott Bids. The applicants say that it is a fiction to characterize the Sprott Bids as a takeover bid. They say that, because most of the tendered units will be deemed to be withdrawn and redeemed pursuant to the Merger Transactions, the Sprott Bids are substantively a proxy contest similar to that which occurred at the annual and special meetings of CGT and SBT that were prompted by Polar. I do not agree.

[29]           Fundamentally, the Sprott Bids are offers for the outstanding units of CGT and SBT. If the required percentage of tendering unitholders is reached, the acquisition will be accomplished in the case of many, if not most, of the unitholders, by means of a redemption of such units. Such redemption is, in substance, an exchange of units of Sprott Gold Trust or Sprott Silver Trust for units of CGT or SBT, respectively. The Merger Transactions, for which the Powers of Attorney are required from the unitholders, are merely the mechanic by which the CGT units and SBT units are taken up and paid for. While the Merger Transactions do involve a change of directors and a momentary deemed withdrawal of such CGT and SBT units from the Sprott Bids, these are merely components of such Transactions that are necessary to implement the acquisition of the outstanding units of COT and SBT. In short, from the unitholders5 perspective, the Sprott Bids are substantially similar to a takeover bid for a corporate target with a minimum deposit condition of 66 2/3% of the outstanding shares and notice of a subsequent compulsory acquisition by means of an amalgamation squeeze-out if less than 90% of the outstanding shares are deposited.

[30]           Second, it is important to note that the applicants do not challenge the disclosure in the Sprott CGT Offer Circular or the Sprott SBT Offer Circular nor do they argue that the Sprott Bids fail to comply with the provisions of Part XX of the Securities Act, apart from section 98.1 thereof.

[31]           Third, the applicants argue that the unitholders have already rejected similar proposals that were put forth by Polar at the annual and special meetings of unitholders of CGT and SBT. This is correct insofar as Sprott Gold Trust and Sprott Silver Trust provide for redemption in bullion at the NAV of the units being redeemed. The Court is not, however, in a position to say that this is the only factor that a unitholder would consider in deciding whether or not to tender under the Sprott Bids. In any event, however, this is not a basis for the Court to intervene to prevent unitholders from having the opportunity to decide whether they wish to accept a third party offer for their units, particularly where the issues raised are issues of technical compliance with applicable legislation. In circumstances such as the present where the policy of the Securities Act is not engaged by any non-compliance, even though the Court is not exercising a public interest discretion similar to that of the Ontario Securities Commission, the Court should exercise its own discretion under such legislation, where feasible, to fashion a remedy that addresses such non-compliance but enables a takeover bid to continue.

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Amendment to the Application

[32]           By motion dated July 27, 2015, the applicants seek leave to serve and file an amended notice of application to add each of the trustees of CGT and SBT, in such capacities, as the applicants in this proceeding.

[33]           This application has been commenced in the name of CGT and SBT which are not legal entities. As such, it is defective. However, there is no evidence of any prejudice or injustice to the respondents that could not be compensated by way of costs or an adjournment. The respondents say they would have examined one or more additional parties if the application had been commenced in the name of the CGT Board and the SBT Board but they do not seek an adjournment. There is also no evidence of any gap in the factual context of this proceeding that required further discoveries.

[34]           Accordingly the requested relief is granted.

Declaration of Acting in Concert

[35]           The applicants seek a declaration that the respondents are acting jointly or in concert with Polar and Pekin and that Sprott wrongfully failed to disclose its joint actions as required by the Securities Act.

[36]           The applicants rely upon the evidence set out in their Factum. They did not, however, address this issue in oral submissions at the hearing.

[37]           I am of the view that the evidence relied upon by the applicants does not establish on a balance of probabilities that Sprott is acting jointly or in concert, as that term is understood for the purposes of the Securities Act, with either Polar or Pekin. Accordingly, the declaration to. such effect is denied.

The Advance Notice By-Laws

[38]           The applicants seek a declaration that the Sprott Bids contravene the Advance Notice By-Laws, specifically section 4 thereof which reads as follows:

4.                  Nomination of Trustees

Subject to Section 8.1 of the [Declaration of Trust] and the right of the Administrator to nominate and elect up to two Trustees as described in Section 7.1 of the [Declaration of Trust], only persons who are nominated in accordance with this Rule shall be eligible for election as Trustees of the Trust. Nominations of persons for election to the Board of Trustees may be made at any annual meeting of Unitholders, or at any special meeting of Unitholders if one of the purposes for which the special meeting was called was the election of Trustees:

...

c) by any person (a “Nominating Unitholder”) who (A) at the close of business on the date of giving of the notice provided for in Section 5 below and at the close

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of business on the record date for notice of such meeting, is entered in the Register as a holder of one or more Units carrying the right to vote at such meeting or who beneficially owns Units that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Section 4.

[39]           As mentioned, the Sprott Offers contemplate that the Powers of Attorney will be used to elect a new board of trustees for• each of CGT and SBT in connection with the Merger Transactions. Neither Sprott Gold nor Sprott Silver have complied with the notice requirements of the Advance Notice By-Laws. The Sprott CGT Offer Circular and the Sprott SBT Offer Circular do not contain the disclosure contemplated by the Advance Notice By-Laws.

[40]           The applicants say that the plain meaning of section 4 is clear — that a trustee may only be elected at a meeting of shareholders called for such purpose and then only if the provisions of the applicable Advance Notice By-Law have been complied with.

[41]           The parties agree that this issue engages the contractual interpretation of the Declarations of Trust and that the principles governing such exercise are set out in Orange Capital, LLC v. Partners Real Estate Investment Trust, 2014 ONSC 3793 at paras. 40-41.

[42]           The Advance Notice By-Laws supplemented, but did not purport to amend, the Declarations of Trust. Section 8.2 of the Declarations of Trust contemplated that trustees may be appointed by a resolution approved at a meeting of unitholders or shall be made by resolution in writing in the manner set out in Section 11.12”. Section 11.12 of the Declarations of Trust provides that resolutions in writing executed by unitholders holding more than 66 2/3% or 50.1%, as applicable, of the outstanding units shall be as valid and binding for all purposes as if the unitholders had exercised their voting rights in favour of the resolution at a unitholder meeting duly called for the purpose.

[43]           Clearly, prior to enactment of the Advance Notice By-Laws, trustees could be elected pursuant to section 8.2 of the Declarations of Trust by a resolution in writing. There is no evidence that the Advance Notice By-Laws were intended to amend section 8.2 to remove this possibility. In the circumstances, I think that the Advance Notice By-Laws and the Declarations of Trust should be interpreted on a to basis that gives effect to both the provisions of section 8.2 of the Declarations of Trust as well as the provisions of section 4 of the Advance Notice By-Laws.

[44]           This approach to the interpretation of the Advance Notice By-Laws is reinforced by the provisions of section 9.2(p) of the Declarations of Trust, which sets out the authority upon which the Trustees relied in concluding that unitholder approval was not required for the enactment of the Advance Notice By-Laws. Section 9.2(p) provides authority to the trustees of CGT and SBT to enact “binding rules and procedures not inconsistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust.” Accordingly, the CGT Board and the SBT Board lacked the authority to enact any amendment to the Declarations of Trust that was “inconsistent with” the Declarations of Trust. Insofar as the Advance Notice By-Laws are interpreted to exclude the election of trustees by a resolution in writing, the Advance Notice By-Laws would be inconsistent with the Declarations of Trust.

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[45]           On the basis of the foregoing, I think that, read together, the Declarations of Trust and the Advance Notice By-Laws continue to provide for the election of trustees by a resolution in writing in circumstances where the purposes of the Advance Notice By-Laws are not served by requiring a meeting of unitholders.

[46]           In the present circumstances, at the time of the proposed election of trustees by resolution in writing, the unitholders have no need of the protections afforded by the Advance Notice By-Laws. At such time, the unitholders are exiting CGT and SBT and have no interest in the identities of the trustees who will replace the existing trustees. There is no concern in these circumstances for an “election by ambush” of new trustees. Further, the trustees to be elected by Sprott Gold and Sprott Silver pursuant to the Powers of Attorney would have no function in such capacities apart from implementing the transactions constituting the Merger Transactions and the redemption of the CGT units and the SBT units. In the unlikely event that their units in CGT and SBT are withdrawn, the unitholders will be able to elect new boards of trustees.

[47]           Accordingly, this declaration is denied and the respondents are entitled to a declaration that the Sprott Bids do not contravene the Advance Notice By-Laws.

Proxy Solicitation Rules

[48]           The applicants seek a declaration that the Sprott Bids contravene the mandatory proxy solicitation provisions of the Securities Act and, in particular, section 86 thereof which provides that no person shall solicit proxies from holders of voting securities of a reporting issuer without complying with the requirements of paragraph 86(1)(a) or (b). The applicants say that, in the present case, the provisions of sections 12 and 13 of the Letters of Transmittal, being the Powers of Attorney, constitute a “proxy” for purposes of s. 86. They say that, therefore, Sprott Gold and Sprott Silver are required to comply with section 86(1)(b), which requires that an information circular be sent to each security holder concurrently with or prior to any proxy solicitation.

[49]           Under the Securities Act, a “proxy” is defined in section 1(1) as “a completed and executed form of proxy by means of which a security holder has appointed a person or company as the security holder’s nominee to attend and act for and on the security holder’s behalf at a meeting of security holders”.

[50]           This issue requires the statutory interpretation of sections 1(1) and 86 of the Securities Act. I do not agree that the relevant provisions of the Letters of Transmittal constitute a “proxy” for the purposes of section 86 of the Securities Act for the following reasons.

[51]           First, on the plain language of the statute, the Powers of Attorney are not being sought in connection with a meeting of unitholders. This is not merely a technical consideration. The absence of a unitholder meeting is a reflection of the particular context in which the Powers of Attorney in the Letter of Transmittal are to be exercised as discussed below.

[52]           Second, application of the proxy solicitation rules in the Securities Act to the Powers of Attorney would not serve any policy purpose of the statute. The Powers of Attorney would only be executed to implement the Merger Transactions by which the unitholders would be exiting CGT and SBT. In this context, there is no need whatsoever for compelling distribution of the information required under the Securities Act to be set out in an information circular, including

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the identities of the proposed directors. For the same reason, I also see no basis for finding that the Sprott Bids are abusive of the policy and purpose of securities legislation in respect of mandatory proxy solicitations.

[53]           Third, consistent with this conclusion, I note that a similar conclusion was reached by the Ontario Securities Commission panel in Vengrowth Funds (Special Committee of Directors), Re 34 OSCB 6755 (O.S.C.) at para. 48. The support agreements at issue in that case appear to contemplate rights in favour of the offeror in respect of the requisitioning of shareholders meetings that were substantially similar to the rights granted in favour of Sprott Gold and Sprott Silver in the present circumstances.

[54]           Based on the foregoing, the declaration sought by the applicants is denied.

Withdrawal Rights

[55]           The applicants seek a declaration that the Sprott Bids fail to comply with the provisions of section 98.1(1)(c) of the Securities Act, which provides, among other things, that a security holder may withdraw securities deposited under a formal bid if the securities have not been paid for by the offeror within three business days after the securities have been taken up.

[56]           Section 8 of the Sprott Bids provides that any CGT or SBT units deposited thereunder may be withdrawn if the tendered units are not paid for within three business days after having been taken up. The applicants say that the Sprott Bids do not, however, provide that the Powers of Attorney in sections 12 and 13 of the Letters of Transmittal terminate, or that the rights of the unitholders otherwise revert in total to the withdrawing unitholders, in such circumstances.

[57]           The relevant provisions of the Letters of Transmittal have been set out in Schedule B to this Endorsement. I agree with the applicants that the language of these provisions is not clear. Section 12 appears to grant a very broad power of attorney to Sprott Gold and Sprott Silver. Section 13 appears to grant a more limited authority to execute necessary documentation to give effect to the special resolutions set out in Appendix “A” to the Letters of Transmittal, being the resolutions set out in Schedule A to this Endorsement. The resolutions listed in Appendix “A” are limited to implementation of the Merger Transactions.

[58]           Sprott Gold and Sprott Silver say that the intention in respect of the Powers of Attorney is that the Powers of Attorney granted in the Letters of Transmittal are to be limited to matters and documentation pertaining to the implementation of the Merger• Transactions and the taking up and paying for the CGT and SBT units. On this basis, they say that the Powers of Attorney would be spent after the Merger Transactions were fully implemented and the redemption of the CGT units and the SBT units in accordance with the proposed amendment to section 13.6 of the Declarations of Trust is authorized.

[59]           However, notwithstanding this objective, there appear to be at least two issues of a technical nature pertaining to the language of the Powers of Attorney.

[60]           First, I agree with the applicants that the language of the Letters of Transmittal does not expressly provide that the Powers of Attorney terminate upon the withdrawal of any units after

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the three-day period referred to in section 98.1 regardless of whether the redemption of the CGT units and the SBT units, as applicable, has been fully implemented or not.

[61]           Second, the language of section 12 of the Letters of Transmittal is sufficiently broad, particularly in paragraph ii (A) thereof, that, given the powers of attorney in section 13, the authority granted therein could be interpreted to go well beyond implementation of the Merger Transactions and the redemption of the CGT units and the SBT units, as applicable.

[62]           The applicants seek a declaration under section 105 of the Securities Act. That provision grants the Court the authority to grant such order as the Court thinks fit in the event of a determination of non-compliance with any requirement of such Act. Sprott Gold and Sprott Silver have advised the Court that, in the event that the Court determines that the Letters of Transmittal do not carry the intended principle into effect as currently drafted, they are prepared to amend the Letters of Transmittal to implement the intended principle set out above, being that the Powers of Attorney granted in the Letters of Transmittal would terminate in the circumstances of any withdrawal of units under section 98.1(1)(c) with respect to any such withdrawn units.

[63]           For the reasons set out above, the Court is of the view that the Letters of Transmittal do not comply with the requirements of section 98.1(1)(c) of the Securities Act in this limited regard. However, I can see no policy reason for enjoining the Sprott Bids on the basis of what is a very technical issue which could only arise under very remote circumstances. Accordingly, in the present circumstances, the Court is of the view that, given the expressed intention of Sprott Gold and Sprott Silver, there is no basis for enjoining the Sprott Bids on these grounds. Instead, it is ordered that the Powers of Attorney shall be amended forthwith, and in any event prior to their expiry dates, to implement the intended principle set out above.

The June 24 Amendments

[64]           The applicants seek an order that the June 24 Amendments were validly made and are binding on the respondents. The respondents seek an order that the June 24 Amendments are invalid. I will discuss each in turn.

The Compulsory Acquisition Threshold Amendment

[65]           The Sprott Bids contemplate that, if more than 66 2/3% of the units of either CGT or SBT are deposited thereunder, Sprott Gold or Sprott Silver, as the case may be, would amend the CGT Declaration of Trust or the SBT Declaration of Trust, as applicable, to reduce the compulsory acquisition threshold from the current level of 90% under section 13.6 of the Declaration of Trust to 66 2/3%.

[66]           As mentioned, the Compulsory Acquisition Threshold Amendments provide that any amendment to the compulsory acquisition provisions of section 13.6 of the Declarations of Trust may not be amended unless such amendment is approved by unitholders holding at least 90% of the outstanding units of CGT or SBT, as the case may be. Accordingly, Sprott Gold and Sprott Silver seek an order that the Compulsory Acquisition Threshold Amendments are invalid.

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[67]           The applicants rely on the provisions of paragraph 10.1(a)(ii) of the Declarations of Trust as the basis for their authority to enact the Compulsory Acquisition Threshold Amendments without unitholder approval. Paragraph 10.1(a)(ii) provides such authority if an amendment is for the purpose of “providing additional protection, in the opinion of Counsel to the Trustees, for the Unitholders”. The applicants say they received an oral opinion of counsel that the Compulsory Acquisition Threshold Amendments provide additional protection to the unitholders of CGT and SBT. Such opinion is not before the Court.

[68]           However, when the circumstances of the enactment of these amendments are considered as a whole, there is strong evidence supporting a different purpose — that of attempting to thwart the Sprott Bids - and no evidence of the contrary apart from counsel’s legal opinion, which as mentioned, is not before the Court. I, therefore, find that, in the particular circumstances of this case, regardless of whether the Compulsory Acquisition Threshold Amendments would otherwise satisfy this criteria, such Amendments are invalid. I base this conclusion on the following considerations.

[69]           The Declarations of Trust have existed in their pre-June 24 Amendment form for a considerable period of time; The CGT Board and the SBT Board chose to make the June 24 Amendments immediately without any unitholder vote in the middle of the Sprott Bids without any explanation, other than the additional unitholder protections that they say the Amendments afford. In doing so, the CGT Board and the SBT Board could have provided that the Amendments would take effect only if the Sprott Bids were unsuccessful. They chose instead to change the rules in the middle of the Sprott Bids. I think the only inference that can be drawn from these circumstances is that the Compulsory Acquisition Threshold Amendments were made for the principal purpose of thwarting the Sprott Bids.

[70]           The following additional considerations reinforce the conclusion of this purpose. First, the applicant’s affiant says expressly that the Amendments were passed in response to the Sprott Bids. Second, while the affiant also says that the Amendments were passed in response to “feedback from unitholders of CGT and SBT since February 2015”, there is no evidence of such feedback. Third, while the applicants also say that they believe that the Compulsory Acquisition Threshold Amendments do no more than implement arrangements that the unitholders believed were already in place, there is also no evidence to this effect. Fourth, there is also no evidence of any prior consideration by the CGT Board or the SBT Board of the need for such amendment to the Declarations of Trust. Fifth, the Amendments were passed on June 24, 2015, several weeks after the Trustee’s Circulars were mailed to unitholders without any indication therein of any intention to effect such an amendment or the need for such an amendment. All of these considerations indicate that it is probable that the need for the Compulsory Acquisition Threshold Amendments only presented itself by way of a defensive tactic to prevent the Sprott Bids and that the Compulsory Acquisition Threshold Amendments would not have been enacted but for the mechanics of the Merger Transactions, which require an amendment to section 13.6 of the Declaration of Trust as described above.

The Redemption Price Amendments

[71]           As mentioned, when the Sprott Bids were announced, the Declarations of Trust provided that unitholders could tender their units for redemption for a cash amount per unit equal to the lesser of 90% of the “market price” and 100% of the “closing market price” as such terms are

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defined therein. The Redemption Price Amendments provide that unitholders can tender their units for redemption for a cash amount per unit equal to 95% of the average NAV per unit, as determined under the applicable Declaration of Trust.

[72]           The applicants rely on the provisions of paragraph 10.1(a)(ii) of the Declarations of Trust as the basis for their authority to enact the Redemption Price Amendments without unitholder approval. Paragraph 10.1(a)(iv) provides such authority if an amendment is for the purpose of “providing added benefits to Unitholders”. The CGT Board and the SBT Board say they have each determined, after receiving advice from their legal and financial advisors, that it would be in the best interests of CGT and SBT, and their respective unitholders to effect these Amendments. They say that these Amendments will reduce the current discount to NAV at which the units have been traded.

[73]           The evidence before the Court is that the CGT and SBT units have traded at a discount to NAV for several years. During that time, the CGT Board and the SBT Board have not proposed any similar amendment. Again, they chose to do so in the middle of the Sprott Bids when they could have provided that the Amendments would only be effective if the Sprott Bids were unsuccessful.

[74]           I acknowledge that the Redemption Price Amendments may provide some benefit to the unitholders and therefore this issue is much closer. However, for the same reasons set out above in respect of the Compulsory Acquisition Threshold Amendments (other than the third consideration which is specific to the latter Amendment), the Court finds that the evidence supports a finding that it is more probable that the Redemption Price Amendments were a defensive tactic designed to make the CGT and SBT units relatively more attractive than they have been to date and thereby to make the units in the Sprott Funds relatively less attractive.

[75]           On the basis, the Court finds that the purpose of the Redemption Price Amendments was also to attempt to thwart the Sprott Bids and, accordingly, the Redemption Price Amendments are also invalid.

Independence of the Trustees

[76]           Sprott Gold and Sprott Silver seek declarations that the CGT Board and the SBT Board failed to meet the level of independence required by the applicable Declarations of Trust. In view of the determinations above, it is not necessary to address this issue and therefore I decline to do so. I would note, however, that it is probable that the saving provision in section 8 of the Declarations of Trust would apply with respect to the actions of the COT Board and the SBT Board even if an adverse finding were made by the Court on this issue.

Injunctive Relief

[77]           The applicants seek an injunction enjoining the Sprott Bids. Based on the foregoing, there is no basis for such relief and such request is therefore denied.

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Conclusion

[78]           Based on the foregoing, the application is dismissed, except to the limited extent contemplated with respect to the Powers of Attorney set out above, and the cross-application is granted to the extent of the declarations set out above. If the parties are unable to agree on costs, they shall have thirty days to submit written submissions as to costs, not exceeding five pages, together with a costs outline as required under the Rules of Civil Procedure.

/s/ Wilton-Siegel J.
Wilton-Siegel J.

Date: July 31, 2015

SCHEDULE “A”

Special Resolutions:

Capitalized terms used and not defined in these resolutions have the meanings given to them in the Offer and Circular of Sprott Asset Management Gold Bid LP dated May 27, 2015, as amended from time to time (the “Offer and Circular”);

(i)	The amendment of Section 13.6 of the [CGT] Declaration of Trust to provide that a compulsory acquisition may be effected if the Offeror and its affiliates, after the take-up of, and payment for, [CGT] Units deposited under the Offer, hold not less than 66 2/3% of the outstanding [CGT] Units (calculated on a fully-diluted basis, including any [CGT] Units held by or on behalf of or issuable to the Offeror or any affiliate or associate of the Offeror) is approved and the Offeror is authorized to execute an amendment to the [CGT] Declaration of Trust in connection with the foregoing.

(ii)	The Merger Transaction, and any ancillary matters in connection therewith, are approved and the Offeror is authorized to execute, on behalf of [CGT], the Merger Agreement in connection with the Merger Transaction on substantially the terms described in the Offer and Circular.

(iii)	The amendment of the [CGT] Declaration of Trust to provide, in connection with the Merger, following the transfer of substantially all of the assets and liabilities of [CGT] (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units, for the retention or reacquisition of one [CGT[ Unit by the Offeror as provided in the Merger Agreement, if advisable, and subject to the foregoing, for the redemption of all outstanding [CGT] Units and the distribution of such PHYS Units to the [CGT] Unitholders on the basis of the NAV to NAV Exchange Ratio in full and final satisfaction of such [CGT] Unitholders’ rights, is approved and the Offeror is authorized to execute an amendment to the [CGT] Declaration of Trust in connection with the foregoing.

(iv)	The amendment of the [CGT] Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any [CGT] Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, is approved and the Offeror is authorized to execute an amendment to the [CGT] Declaration of Trust in connection with the foregoing.

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(v)	The current [CGT] Trustees (other than the Administrator Nominees) are hereby removed and such persons as are designated by the Offeror are appointed to replace such [CGT] Trustees.

(vi)	The [CGT] Trustees and all officers of [CGT] are directed to cooperate in all respects with the Offeror and Sprott Physical Gold Trust in connection with the Merger Transaction.

(vii)	The amendment of the [CGT] Declaration of Trust to enable the Offeror, notwithstanding anything to the contrary contained therein, to take such acts as are determined by the Offeror to be necessary or appropriate to give effect to the Special Resolutions and the Merger Transaction is approved and the Offeror is authorized to execute an amendment to the [CGT] Declaration of Trust in connection the foregoing.

(viii)	The general partner of the Offeror, SAM Gold Bid GP and any other persons designated by the Offeror in writing, are authorized to execute and deliver all documents and do all acts or things, on behalf of [CGT] or otherwise, as may be necessary or desirable to give effect to the foregoing resolutions.

Schedule “B”

The undersigned:

…

12.	unless the Deposited GTU Units are withdrawn from the Offer (other than Merger Elected GTU Units deemed to be withdrawn in connection with the Offer), (i) appoints the Offeror, each director and officer of SAM GP Inc. or any other person designated by the Offeror, with full power of substitution, as the undersigned’s nominee and proxy in respect of any meeting or meetings (whether annual, special or otherwise, or any adjournment or action related to the GTU Declaration of Trust, the Administration Agreement, the Storage Agreement or any other matter that would materially and adversely impact, or otherwise frustrate, the Offer, the Merger Transaction or matters related to (including approval of) the Offer or the Merger Transaction (or substantially similar transactions), for all Deposited GTU Units; and (ii) irrevocably approves, and irrevocably constitutes, appoints and authorizes the Offeror, each director and officer of SAM GP Inc. and any other person designated by the Offeror, as the true and lawful agent, attorney and attorney-in-fact of the holder of the GTU Units with respect to the Deposited GTU Units, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of the undersigned to: (A) requisition and call (and receive and execute all forms, proxies, security holder proposals and other documents and take other steps needed to requisition. and call) any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof) of GTU Unitholders; or (B) exercise any rights of redemption under the GTU Declaration of Trust in respect of such Deposited GTU Units provided such redemption would occur at a redemption price equal to 100% of the NAV of the Deposited GTU Unit and such redemption is only consummated following the Offeror having taken up and paid for such Deposited GTU Units. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the undersigned with respect to the Deposited GTU Units will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto (other than with respect to the powers in 13 and 19 below);

13.	in addition to, and without derogating from the power provided to the Offeror, each director and officer of SAM GP Inc. and any other person designated by the Offeror under 12 above, effective from and after 4:58 p.m. (Toronto time) on the Expiry Date, irrevocably approves, and

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irrevocably constitutes and appoints and authorizes the Offeror, each director and officer of SAM GP Inc. and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the holder of the GTU Units with respect to the Deposited GTU Units, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of the undersigned to vote, execute and deliver any and all instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including any counterparts thereof), consents and directions, in form and substance satisfactory to the Offeror approving, and in respect of, the special resolutions substantially as set forth in Appendix A hereto.